SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
                                  FORM 11-K/A
                                 ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 1995

                        CUC 401(k) Employee Benefit Plan
                           (Full title of the Plan)

                         Citizens Utilities Company
                   High Ridge Park, Stamford Connecticut  06905
              (Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

                         Commission File Number 001-11001


                                   SIGNATURES
         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this Annual Report to be signed on its behalf by the duly undersigned thereunto duly authorized.

Date:    June 27, 1996               By:      Citizens Utilities Company,
                                              Plan Administrator of the
                                              CUC 401(k) Employee Benefit Plan

                                              By:      Livingston E.Ross
                                                       -------------------------
                                                       Livingston E. Ross
                                                       Vice President and
                                                       Controller

                       CUC 401(k) Employee Benefit Plan
                  Index to Financial Statements and Schedules





                                                                           Page

Independent Auditors' Report                                                 3

Financial Statements:
         Statements of Plan Equity as of
                  December 31, 1995 and 1994                                 4

         Statements of Income and Changes in Plan
                  Equity for the Years Ended
                           December 31, 1995, 1994 and 1993                5-6

         Notes to Financial Statements                                    7-11

Schedules:

  I -    Investments as of December 31, 1995                                12

 II -    Allocation of Plan Equity to Investment
         Options as of December 31, 1995 and 1994                        13-14

III -    Allocations of Plan Income and Changes in
         Plan Equity to Investment Options for the
         Years Ended December 31, 1995, 1994 and 1993                    15-17

 IV -    5% Reportable Transactions for the Year Ended
         December 31, 1995                                                  18

Independent Auditors' Consent                                       Exhibit 23

                          Independent Auditors' Report



Citizens Utilities Company, Plan Administrator of the
CUC 401(k) Employee Benefit Plan:

We have audited the financial statements of the CUC 401(k) Employee Benefit Plan as listed in the accompanying index. In connection with our audits of the financial statements, we have also audited the supporting schedules as listed in the accompanying index. These financial statements and supporting schedules are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supporting schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the plan equity of the CUC 401(k) Employee Benefit Plan at December 31, 1995 and 1994 and the income and changes in plan equity for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles. Also in our opinion, the related supporting schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.




                                                      /s/ KPMG PEAT MARWICK LLP

New York, New York
June 27, 1996

                           CUC 401(k) Employee Benefit Plan
                              Statements of Plan Equity


                                                           December 31,
                                                           ------------
Assets                                            1995                 1994
------                                            ----                 ----
Investment:
    Stock Fund - at market value
        (Cost $41,969,019 in 1995
         and $32,371,878 in 1994)            $     69,716,659     $   65,069,654

    Guaranteed Income Fund - at contract value     19,950,741         14,178,486

    Equity Fund - at market value
        (Cost $8,331,326 in 1995 and
          $3,525,961 in 1994)                      10,231,636          3,533,380

    Bond Fund - at market value
        (Cost $2,059,493 in 1995 and
          $884,394 in 1994)                         2,190,353            855,542

Cash and cash equivalents                             575,941          8,934,183
Contributions receivable                              837,608          1,404,589
Loans receivable                                    3,325,563          2,738,549
Other receivables                                     385,314            349,444
Interest receivable                                         -            214,333
                                                --------------      ------------

          Total Assets                        $    107,213,815    $   97,278,160
                                                --------------      ------------

Liabilities and Plan Equity
---------------------------
Account Payable                                        140,187           278,013
Distributions Payable to Participants                        -            50,922
                                                --------------      ------------
          Total Liabilities                            140,187           328,935
                                                --------------      ------------
Plan Equity                                   $    107,073,628    $   96,949,225
                                                ==============      ============



See accompanying notes to financial statements

                        CUC 401(k) Employee Benefit Plan
                 Statements of Income and Changes in Plan Equity


                                              Year Ended December 31,
                                         1995             1994           1993
                                         ----             ----           ----

Investment Income:
     Dividends                     $   209,321       $         248  $          0
     Interest                          489,538           1,116,095       966,115
                                ---------------       ------------ -------------
         Total Investment Income       698,859           1,116,343       966,115

Realized Gains (losses):
    Stock Fund                        (856,668)          4,760,080    10,705,195
    Guaranteed Income Fund             108,042                 293             0
    Equity Fund                        278,263             164,133        11,785
    Bond Fund                           23,189             (3,426)            86
                                ---------------        ------------  -----------
         Total Realized Gains
           (losses)                   (447,174)         4,921,080     10,717,066

Unrealized Appreciation
    (depreciation):
    Stock Fund                        5,128,579       (28,411,309)     4,234,695
    Guaranteed Income Fund            1,070,673           (80,222)             0
    Equity Fund                       1,866,379          (214,561)       171,805
    Bond Fund                           122,292           (40,208)         3,148
                                 ---------------      -------------  -----------
         Total Unrealized Appreciation
              (depreciation)          8,187,923       (28,746,300)     4,409,648

Transfer into Plan:
     Citizens Utilities Company
      Common Stock Series B from
       the LGS Employees' Saving
        and Investment Plan                    0                0      2,388,736
     Citizens Utilities Company
      Common Stock Series B from
         the TRASOP                            0                0     21,758,402
     GTE Savings Plan Assets           1,632,046       13,280,760              0
     NORCO Plan Assets                         0        1,683,414              0
     ALLTEL Savings Plan Assets        4,404,538                0              0
                                       ---------       ----------     ----------
          Total transfer into Plan     6,036,584       14,964,174     24,147,138

Contributions:
     Employees                         7,645,296        5,907,898      5,761,845
     Employer                          2,392,307        2,109,411      1,553,532
                                   --------------   -------------  -------------
           Total Contributions        10,037,603        8,017,309      7,315,377

Distributions                        (14,373,473)     (4,915,838)   (12,694,188)
Cancellation of loan notes of
  former participants                           0        (52,153)       (27,454)

Participants' Contributions used for life
      Insurance premium payments         (15,919)        (23,135)       (27,364)
                                  ---------------   -------------    -----------

Change in Plan Equity                  10,124,403     (4,718,520)     34,806,338

Plan Equity, Beginning of Year         96,949,225     101,667,745     66,861,407
                                  ---------------   -------------  -------------

Plan Equity, End of Year        $     107,073,628      96,949,225   $101,667,745
                                  ===============   =============   ============


See accompanying notes to financial statements

                         CUC 401(k) Employee Benefit Plan
                           Notes to Financial Statements
                    Years Ended December 31, 1995, 1994 and 1993

(1)      Summary of Significant Accounting Policies
         ------------------------------------------
(a) Basis of Presentation
    ---------------------

The Citizens Utilities 401(k) Employee Benefit Plan (the "Plan") provides Participants with the following investment options: a Citizens Utilities Company (the "Company") Common Stock Series B Stock Fund, a Guaranteed Income Fund, an Equity Fund, a Bond Fund and Life Insurance.

Effective January 1, 1992, participants in the LGS Employees' Savings and Investment Plan became participants in the Plan. Assets in the LGS Employees' Savings and Investment Plan ("the LGS Plan") consisted entirely of the Company's Common Stock Series B. On June 7, 1993 and August 5, 1993 all previously unallocated shares of the Company's Common Stock Series B Common Stock (66,342 shares) in the LGS Plan were transferred to the Plan. Total market value and total cost of the shares at the dates of transfer were $2,388,736 and $1,464,171, respectively.

Effective December 1, 1993 the Citizens Tax Reduction Act Stock Ownership Plan ("TRASOP") was merged into the Plan. Assets in the TRASOP consisted entirely of the Company's Common Stock Series B. On December 13, 1993 all allocated shares of the Company's Common Stock Series B (1,117,853 shares) in the TRASOP were transferred to the Plan. Market value and cost of the shares at the date of transfer was $21,758,402 and $3,916,302, respectively.

Effective January 1, 1994, participants in the Natural Gas Company of Louisiana ("NORCO") became participants in the Plan. NORCO assets in the amount of $1,683,414 were transferred to the Plan on August 15, 1994.

On  December   31,  1993,   the  Company   acquired   from  GTE  Corp.   certain
telecommunications operations in Idaho, Tennessee, Utah and West Virginia. On June 30, 1994, the Company acquired from GTE Corp. certain telecommunications operations in New York. Effective January 1, 1994, participants in the GTE Savings Plan from the acquired GTE properties in Idaho, Tennessee, Utah and West Virginia became participants in the Plan. Assets in the GTE Savings Plan totalling $4,448,828 were transferred to the Plan on August 30, 1994. Effective July 1, 1994, participants in the GTE Savings Plan from the acquired GTE New York property became participants in the Plan. Assets in the GTE Savings Plan totaling $8,831,932, were transferred to the plan on November 2, 1994. Assets in the GTE Savings Plan, totaling $526,418 and $1,105,628 were transferred to the plan on January 10, 1995 and May 17, 1995, respectively.

On November 29, 1994, Citizens and ALLTEL corporation announced the signing of definitive agreements pursuant to which Citizens agreed to acquire from ALLTEL at a net purchase price of $282 million, approximately 110,000 local telephone access lines and 7,000 cable television subscribers in eight states. From June 30, 1995 to December 31, 1995, approximately 93,000 local telephone access lines and approximately 7,000 cable television subscribers were transferred to the Company. On March 31, 1996, the remainder of the local telephone access lines were transferred to the Company. Effective July 1, 1995, participants in the ALLTEL Savings Plan from the acquired ALLTEL properties in West Virginia and Oregon became participants in the Plan. Effective October 1, 1995, participants in the ALLTEL Savings Plan from the acquired ALLTEL properties in Arizona, New Mexico, Utah and California became participants in the Plan.

Effective January 1, 1996, participants in the ALLTEL Savings Plan from the acquired ALLTEL properties in California became participants in the Plan. Assets in the ALLTEL Savings Plan totaling $27,023, $837,054, $58,150, $3,482,311, were transferred to the Plan on September 27, 1995, October 7, 1995, November 24, 1995 and December 27, 1995, respectively.

(b) Stock Fund
    ----------

The Stock Fund invests in shares of the Company's Common Stock Series B. Stock dividends are paid on the Common Stock Series B shares in additional full and fractional shares. Stock dividends are not reported as dividend income in the Statements of Income and Changes in Plan Equity, rather, stock dividends are capital transactions which have the effect of increasing plan shares and decreasing per share cost. Shares received from stock dividends in 1995, 1994 and 1993 were 339,132, 240,385, and 140,146, respectively.

(c) Guaranteed Income Fund
    ----------------------

Contributions to the Guaranteed Income Fund have been invested in the following Guaranteed Income Contracts:

                                                                        Annual
                                                                       Compound
                                                         Maturity       Rate of
Contribution Period  Guaranteed Income Contract Issuer     Date         Return
-------------------  ---------------------------------   ---------     --------
                     PNC Bank Guaranteed
Various               Investment Contract Fund               N/A        Various
11/1/95 to 6/30/96   Allstate Life Insurance Company       6/30/00       6.14%
 1/18/95             Allstate Life Insurance Company       6/30/00       8.11%
 9/08/94             New York Life Insurance Company       6/30/99       7.11%
                     John Hancock Mutual Life Insurance
7/1/94 to 6/30/95     Company                              6/30/98       6.94%
                     Principal Mutual Life Insurance
7/1/93 to 6/30/94     Company                              6/30/99       5.60%
                     Pacific  Mutual Life Insurance
7/1/92 to 6/30/93     Company                              6/30/97       7.30%
Prior to 12/31/93    AUSA Life Insurance Company           6/30/97       5.00%
7/1/91 to 6/30/92    General American Life Insurance
                      Company                              6/30/96       8.30%

Participants in the Guaranteed Income Fund receive a blended interest rate calculated using a weighted average of contract assets and the above annual compound rates of return. The blended interest rate is projected using assets in the above contracts and varies as contracts mature, as new contracts are purchased and with deposit and withdrawal experience.

(d) Equity Fund
    -----------

Contributions to the Equity Fund are invested in the Index Trust 500 Portfolio managed by the Vanguard Group. This fund is a passive equity management vehicle which seeks to replicate the total return of the Standard and Poor's 500 stock index with dividends reinvested. Prior to June 30, 1994, contributions were invested in Capital Initiatives Equity Total Return Account Contract ("Equity TRAC"). The Equity TRAC's balance was transferred to the Vanguard Index Trust 500 Portfolio as of June 30, 1994.

(e) Bond Fund
    ---------

Contributions to the Bond Fund are invested in the GNMA Bond Fund managed by the Vanguard Group. The GNMA Bond Fund is primarily comprised of securities backed by the "full faith and credit of the U.S. Government". Dividends are received in cash and are reinvested in additional Bond Fund shares.

(f) Life Insurance
    --------------

After January 1, 1992 the life insurance option is no longer offered to existing and newly eligible participants. Prior to 1992, life insurance, which may cover the participant, his/her spouse and dependent children, was provided by Inter-American Life Insurance Company ("Inter-American"). Participants who maintained life insurance policies prior to January 1, 1992 had their coverage remain intact. These Participants may continue to have up to 25% of their contributions used to pay premiums on a selected amount of life insurance coverage. Insurance certificates are issued to all Participants selecting this option and insurance policies are issued to Participants upon their retirement or termination. On December 23, 1991, the Circuit Court of Cook County, Illinois entered an Order of Liquidation with a Finding of Insolvency against Inter-American. The Order of Liquidation has no effect on Plan assets as the Participants' contributions used to purchase life insurance policies are not assets of the Plan. The face values and cash surrender values of the Inter-American policies have been assumed by Jackson National Life Insurance Company and Commonwealth Life Insurance Company.

(g) Loans
    -----

A Participant in the Plan for two years or more may request to borrow up to the lesser of 50% of his/her vested account balance or $50,000, in both cases limited to the Participant's salary deferral account balance on the valuation date preceding the date on which the loan is made. The loans are allocated to a Loan Fund. The interest rate paid by partcipants on the loans is equal to the prime interest rate in effect at the beginning of the month in which loans are approved and remains fixed at that rate for the term of the loan. Loan repayments are made through payroll deductions and are credited to the Participants' accounts as the payments are made. In the event of termination of employment, a Participant's loan note is generally canceled and the Participant's distribution is reduced by the amount of the outstanding loan balance.

(2)      Administration of the Plan
         --------------------------

As of January 1, 1993, PNC Bank became the Plan Trustee. Plan administration costs are paid by the Company, the Plan Sponsor.

(3)      Eligibility
         -----------

The plan is a voluntary defined contribution plan. Under the terms of the Plan, non-bargaining unit employees who have attained 30 days of service are eligible to participate in the Plan. Enrollment dates are on January 1 and July 1 of each year. At December 31, 1995 there were 3,134 employees eligible to participate in the Plan and 2,883 are participating in the Plan.

(4)      Contributions
         -------------

Eligible employees may contribute up to 16% of their annual compensation through payroll deductions, subject to certain maximum contribution restrictions. Participants who maintained life insurance coverage after January 1, 1992 may elect to continue to make specific dollar allocations to purchase life insurance coverage. Contributions may be apportioned in 5% increments to any combination of the four investment options specified below. At December 31, 1995 the number of accounts in each fund was as follows:
                                                                 Number of
                                                                  Accounts
                                                                 ---------
                Investment Option:
                     Stock Fund                                      2,724
                     Guaranteed Income Fund                          2,107
                     Equity Fund                                     1,152
                     Bond Fund                                         501
                  Life Insurance                                        41
                  Loan Fund                                            562

The Company contribution is determined for each Plan year by the Board of Directors of the Company. The Company contribution for the 1995, 1994 and 1993 Plan years amounted to 50% of the first 6% of each Participant's annual compensation (as defined by the Plan). Prior to July 1, 1993, Company contributions were invested in the same ratio of fund options that the Participant elected except that contrib,utions for life insurance premium payments were not considered in such investment ratio. Effective July 1, 1993 the Company contributions are invested entirely in the Stock fund.

(5)      Vesting
         -------

Participants are at all times fully vested in their own contributions and the allocated earnings thereon. Participants become 100% vested in the Company's contributions and the related earnings on the Company's contributions upon disability, death, attainment of normal retirement age or after five years of service. For any other termination of employment, the vesting schedule is as follows:
                                                        Vested Percentage
                                                    of Company's Contribution
                       Years of Service                and Related Earnings
                       ----------------            ---------------------------
                  Less than 2 years                                    0%
                  2 years but less than 3 years                       40%
                  3 years but less than 4 years                       60%
                  4 years but less than 5 years                       80%
                  5 years or more                                    100%

Non-vested forfeited Company contributions which had been allocated to the Guaranteed Income Fund, Equity Fund, Bond Fund and Stock Fund are used to reduce future Company contributions.

         Forfeitures by Fund for the years ended December 31, 1995, 1994 and 1993 were as follows:

               Fund                      1995             1994             1993
               ----                      ----             ----             ----

               Stock Fund             $56,123          $21,456           $7,916
               Guaranteed Income Fund  15,698           12,937            6,714
               Equity Fund              4,091              706            3,809
               Bond Fund                1,042            1,146              994


 (6)     Termination of Plan
         -------------------

The Company's Board of Directors has the right under the terms of the Plan to discontinue Company contributions at any time and to terminate the Plan, subject to the terms of the Employee Retirement Income Security Act of 1974 ("ERISA").

(7)      Distribution of Benefits
         ------------------------

Upon termination of employment, a Participant is entitled to receive payment in full of the vested portion of his/her account. If the value of the terminating Participant's account exceeds $3,500, the Participant may elect to defer distribution. The distribution must begin on or before April 1st of the calendar year following the year the Participant attains age 70 1/2.

(8)      Federal Income Tax
         ------------------

The Plan is a qualified plan as described in Sections 401(a) and 401(k) of the Internal Revenue Code, as amended and, as such, the Trust established thereunder is exempt from payment of federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. A favorable determination letter has been received from the Internal Revenue Service which confirms such status.

                                                            Schedule I

                         CUC 401(k) Employee Benefit Plan
                                 Investments
                              December 31, 1995


                                                  Cost or            Market or
                              Number of           Contract            Contract
                               Shares               Value               Value
                          --------------      --------------      --------------

 Stock Fund
 ----------

 Citizens Utilities Company
  Common Stock Series B       5,467,973    $     41,969,019    $     69,716,659
                          =============      ==============      ==============

Guaranteed Income Fund
----------------------

Guaranteed Income Fund                     $     19,950,741    $     19,950,741
                                             ==============      ==============
Equity Fund
-----------
Vanguard Index Trust Fund       177,633    $      8,331,326    $     10,231,636
                          ==============      ==============      ==============

Bond Fund
---------
Vanguard GNMA Fund              210,005    $      2,059,493    $      2,190,353

                          ==============      ==============      ==============

                                                               Schedule II


                         CUC 401(k) Employee Benefit Plan
                      Allocation of Plan Equity to Investment Options
                                December 31, 1995

                                                                             Insurance or
                            Stock       Guaranteed    Equity      Bond       Disbursement      Loan
                            Fund        Income Fund   Fund        Fund       Fund              Fund
                         ------------   ------------- ----------  ---------- ----------------  -------------




Assets:
Investment in Stock Fund
    at market value         $69,716,659 $         -   $          - $         - $          -     $           -

Investment in Guaranteed
    Income Fund - at contract
      value                           -   19,950,741             -           -            -                 -

Investment in Equity Fund
     at market value                  -            -    10,231,636           -            -                 -
Investment in Bond Fund
     at market value                  -            -             -   2,190,353            -                 -

Cash and cash equivalents        575,941           -             -           -            -                 -
Contributions receivable         507,167     153,993       145,305      31,143            -                 -
Loans receivable                       -           -             -           -            -         3,325,563
Other receivables                 89,753      22,999       132,519       4,687            -           135,356
Interest receivables                   -           -             -           -            -                 -
                          --------------  ------------   ----------  ---------     ---------      -----------

     Total Assets             70,889,520   20,127,733    10,509,460  2,226,183            -         3,460,919
                          --------------  ------------   ---------- ----------     ---------     ------------

Liabilities:
     Accounts payable              4,831            -             -          -            -           135,356
                          --------------  ------------  ----------- -----------    ----------    ------------
     Total Liabilities             4,831            -                        -            -           135,356
                          --------------  ------------  ----------- -----------    ----------    ------------

     Plan Equity        $     70,884,689  $ 20,127,733 $  10,509,460 $2,226,183   $       0    $    3,325,563
                          ==============   ============ ============ ==========    ==========    ============

                                                               Schedule II-1

                        CUC 401(k) Employee Benefit Plan
                 Allocation of Plan Equity to Investment Options
                                December 31, 1994

                                   Stock      Guaranteed     Equity        Bond          Disbursement     Loan
                                    Fund       Income Fund    Fund         Fund          Fund             Fund
                               -------------- -------------- ------------ ------------- ---------------- ---------------


Assets:
Investment in Stock Fund
    at market value            $  65,069,654  $           -    $         - $          -  $           -    $           -

Investment in Guaranteed
    Income Fund - at contract
      value                                -     14,178,486              -            -              -                -

Investment in Equity Fund
     at market value                       -              -      3,533,380            -              -                -

Investment in Bond Fund
     at market value                       -              -              -      855,542              -                -

Cash and cash equivalents          4,516,819      1,460,294      2,350,406      606,664              -                -
Contributions receivable             948,216        240,917        173,443       42,013              -                -
Loans receivable                           -              -              -            -              -        2,738,549
Other receivables                    132,479         28,442         13,108        1,630              -          173,785
Interest receivables                  21,635        131,158         59,098        2,442              -                -
                              --------------  -------------    -----------    ---------     -----------    ------------

     Total Assets                 70,688,803     16,039,297      6,129,435    1,508,291              -        2,912,334
                              --------------  -------------    -----------    ---------     -----------    ------------

Liabilities:
Accounts payable                      21,456         12,937            706        3,968          6,066          232,880
Distribution payable to
   participants                            -         48,464          2,458            -              -                -
                              --------------  -------------    -----------    ----------     ---------    -------------

     Total Liabilities                21,456         61,401          3,164        3,968          6,066          232,880
                              --------------  -------------    ------------    --------     ----------    -------------

     Plan Equity            $     70,667,347  $  15,977,896  $   6,126,271  $ 1,504,323   $    (6,066)  $     2,679,454
                              ==============   ============    ===========    =========     ==========    =============


                                                                Schedule III

                        CUC 401(k) Employee Benefit Plan
     Allocation of Plan Income and Changes in Plan Equity to Investment Options
                         Year Ended December 31, 1995

                           Stock          Guaranteed          Equity           Insurance
                           Fund           Income Fund           Fund              Fund            Bond Fund           Loan Fund
                       ------------    ---------------    --------------    --------------    ---------------     --------------


Investment Income:
    Dividends             $        -   $          641     $     207,514     $      1,166      $           -       $            -
    Interest                 141,168          180,712            24,660          124,218             18,780                    -

Realized gains (losses)    (856,668)          108,042           278,263            23,189                 -                    -

Unrealized appreciation
    (depreciation)         5,128,579        1,070,673         1,866,379           122,292                 -                    -

Transfer into Plan:
     GTE Hourly Savings
     Plan Assets             729,627          178,424           114,036            58,883            551,076                   -
     ALLTEL Savings Plan     486,675        3,002,808           779,261           135,794                  -                   -
                        ------------    -------------      ------------      ------------        -----------          ----------

       Total transfers
        into Plan          1,216,302        3,181,232           893,297           194,677            551,076                   -


Contributions:
     Employees             3,703,766        1,923,073         1,618,582           399,875                  -                   -
     Employer              2,280,602           48,689            48,397            14,619                  -                   -
                       -------------    -------------      ------------      ------------        -----------        ------------

     Total Contributions   5,984,368        1,971,762         1,666,979           414,494                  -                   -
                       -------------    -------------      ------------      ------------        -----------        ------------

Net transfers - other    (1,235,076)         (328,236)          168,498           (12,354)         1,401,102               6,066
Net transfers - loans        786,603           195,503          121,890             27,795        1,131,791)                   -
Distribution            (10,939,012)       (2,225,346)        (842,760)          (173,297)         (193,058)                   -
Cancellation of loan notes         -                 -                -                  -                 -                   -
Participants'  contributions
   insurance used for life
    policy payments          (8,922)           (5,146)          (1,531)              (320)                 -                   -
                       -------------     -------------     ------------      -------------      ------------         ------------

Change in Plan Equity        217,342         4,149,837        4,383,189            721,860           646,109               6,066
                        ------------     -------------    -------------      -------------        ----------        -------------

Plan Equity, beginning of
   year                   70,667,347        15,977,896        6,126,271          1,504,323         2,679,454              (6,066)
                       -------------     -------------     -------------     -------------      ------------        -------------

Plan Equity, end of
   year               $   70,884,689     $  20,127,733     $ 10,509,460      $   2,226,183     $   3,325,563      $             -
                       =============     =============    =============       =============    =============       ==============


                                                                Schedule III-1

               CUC 401(k) Employee Benefit Plan
Allocation of Plan Income and Changes in Plan Equity to Investment Options
                 Year Ended December 31, 1994

                          Stock          Guaranteed      Equity           Bond            Insurance    Loan
                          Fund           Income Fund     Fund             Fund            Fund         Fund
                          ------------   -------------   -------------    --------------  ----------   ------------


Investment Income:
    Dividends             $          -   $           -   $           -    $           -   $         -   $       248
                                                                                                                         -
    Interest                    65,439         733,654          95,356           35,577        27,357        158,712

Realized gains (losses)      4,760,080             293         164,133          (3,426)             -              -

Unrealized appreciation
    (depreciation)         (28,411,309)        (80,222)       (214,561)        (40,208)             -              -

Transfer into Plan:
     GTE Hourly Savings
     Plan Assets              6,620,286       2,264,128       2,919,227         742,156             -        734,963
     NORCO Plan Assets                -       1,683,414               -               -             -              -
                           ------------    ------------    ------------      ----------    ----------     ----------

     Total transfers
        into Plan             6,620,286       3,947,542       2,919,227         742,156             -        734,963


Contributions:
     Employees                3,413,023       1,403,690         850,056         217,994        23,135              -
     Employer                 2,073,877          22,209          10,074           3,251             -              -
                          -------------    ------------    ------------     -----------    ----------     ----------

     Total Contributions      5,486,900       1,425,899         860,130         221,245         23,135             -

Net transfers - other         1,050,442        (431,649)         55,473        (88,149)      (586,117)             -
Net transfers - loans          (29,422)          299,255       (30,585)           2,551              -     (241,799)
Distribution                (4,330,013)        (513,842)       (42,893)        (29,090)              -             -
Cancellation of loan notes            -                -              -               -              -      (52,153)
Participants' contributions
   used for life insurance
     policy payments                  -                -              -               -       (23,135)             -
                           ------------     ------------    -----------      ----------     ----------     ---------

Change in Plan Equity       (14,787,597)       5,380,930      3,806,280         840,656      (558,760)       599,971
                           -------------    ------------    -----------      ----------     ----------     ---------

Plan Equity, beginning of
   year                       85,454,944      10,596,966      2,319,991         663,667        552,694     2,079,483
                           -------------    ------------    -----------      ----------     ----------     ---------

Plan Equity, end of year  $   70,667,347    $ 15,977,896   $  6,126,271    $  1,504,323    $    (6,066)  $ 2,679,454
                           =============    ============   ============     ===========    ============  ===========


                                                              Schedule III-2

              CUC 401(k) Employee Benefit Plan
Allocation of Plan Income and Changes in Plan Equity to Investment Options
                  Year Ended December 31, 1993

                          Stock         Guaranteed       Equity           Bond            Insurance       Loan
                          Fund          Income Fund      Fund             Fund            Fund            Fund
                          ------------  -------------    --------------   -------------   -------------   -------------


Investment Income:
    Dividends             $          -   $          -    $            -   $           -   $         -      $         -

    Interest                     5,652        819,322                 -          28,911           878          111,352

Realized gains (losses)     10,705,195              -            11,785              86             -                -

Unrealized appreciation
    (depreciation)           4,234,695              -           171,805           3,148             -                -

Transfers into Plan:
    Citizens Utilities
     Company Common
      Stock  Series  B  from
       the LGS Employees'
        Savings and Investment
         Plan                2,388,736               -                 -               -             -               -

    Citizens Utilities
       Company Common
       Stock Series B from the
       TRASOP               21,758,402               -                 -               -             -               -
                         -------------   -------------      ------------    ------------   -----------     -----------

   Transfers into plan      24,147,138               -                 -               -             -               -

Contributions:
   Employees                 2,691,281       1,637,442           652,682         201,260       579,180               -
   Employers                 1,184,394         240,936            99,895          28,307             -               -
                         -------------    ------------     -------------     -----------    ----------     -----------

    Total Contributions      3,875,675       1,878,378           752,577         229,567       579,180               -
                         -------------    ------------     -------------     ------------   ----------     -----------

Net transfers - other        1,022,585       (879,155)          (77,152)        (66,278)             -               -
Net transfers - loans        (704,539)       (253,554)          (25,440)         (6,426)             _         989,959
Distribution              (12,132,276)       (516,987)          (34,697)        (10,228)             -               -
Cancellation of loan notes           -               -                 -               -             -         (27,454)
Participants' contributions
   used for life insurance
    policy payments                  -               -                 -               -      (27,364)                -
                         -------------    ------------    --------------    ------------    ----------     ------------
Change in Plan Equity       31,154,125       1,048,004           798,878         178,780       552,694        1,073,857
                         -------------    ------------    --------------    ------------    ----------     ------------

Plan Equity, beginning of
   year                     54,300,819       9,548,962         1,521,113         484,887             -        1,005,626
                         -------------    ------------    --------------    ------------  ------------     ------------

Plan Equity, end of year $  85,454,944    $ 10,596,966    $    2,319,991    $    663,667   $   552,694    $   2,079,483
                         =============    ============    ==============    ============   ===========    =============

                     Citizens Utilities 401(K) Benefits Plan
                          5% Reportable Transactions
                    Series Of Transactions In The Same Security
                      For Plan Year Ended December 31, 1995



                                                                                       Current
                                                                                        Value
                                                                                      of Asset on
                               Number of     Purchase     Selling      Cost of        Transaction        Net Gain/
Description of Asset           Transactions  Price        Price        Asset             Date             (Loss)


Citizens Utilities Company
     Series B Common Stock     13            $ 7,917,149            -  $  7,917,149   $   7,917,149                -

Citizens Utilities Company
     Series B Common Stock      7                      -  $   244,631  $    272,745   $     244,631      $  (28,114)

PNC Short Term
    Investment Fund             9            $ 2,046,855            -  $  2,046,855   $   2,046,855               -

PNC Short Term                  7                      -  $ 1,947,187  $  1,947,187   $   1,947,187               -
    Investment Fund

Investment Contract Fund       91            $ 6,424,478            -  $  6,424,478   $   6,424,478               -
Investment Contract Fund       114                     -  $ 3,333,243  $  3,225,201   $   3,333,243   $     108,042

Vanguard GNMA                  94            $ 1,655,977            -  $  1,655,977   $   1,655,977               -
Vanguard GNMA                  112                     -  $   467,192  $    444,003   $     467,192   $      23,189

Vanguard Index Trust           126           $ 6,222,213            -  $  6,222,213   $   6,222,213               -
Vanguard Index Trust           136                     -  $ 1,674,619  $  1,396,356   $   1,674,619   $     278,263


